EXHIBIT 99.4

MANAGEMENT’S DISCUSSION AND ANALYSIS
February 15, 2018

In this Management's Discussion and Analysis ("MD&A"), "we", "us", "our", "Shopify" and "the Company" refer to Shopify Inc. and its consolidated subsidiaries, unless the context requires otherwise. In this MD&A, we explain Shopify's results of operations and cash flows for the fourth quarter and the fiscal years ended December 31, 2017, 2016 and 2015, and our financial position as of December 31, 2017. You should read this MD&A together with our audited consolidated financial statements and the accompanying notes for the fiscal years ended December 31, 2017, 2016 and 2015. Additional information regarding Shopify, including our 2017 annual information form and our annual report on Form 40-F for the year ended December 31, 2017, is available on our website at www.shopify.com, or at www.sedar.com and www.sec.gov.

Our audited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All amounts are in U.S. dollars ("USD") except where otherwise indicated.
Our MD&A is intended to enable readers to gain an understanding of Shopify’s results of operations, cash flows and financial position. To do so, we provide information and analysis comparing our results of operations, cash flows and financial position for the most recently completed fiscal year with the preceding fiscal year. We also provide analysis and commentary that we believe will help investors assess our future prospects. In addition, we provide “forward-looking statements” that are not historical facts, but that are based on our current estimates, beliefs and assumptions and which are subject to known and unknown important risks, uncertainties, assumptions and other factors that could cause actual results to differ materially from current expectations. Forward-looking statements are intended to assist readers in understanding management's expectations as of the date of this MD&A and may not be suitable for other purposes. See “Forward-looking statements” below.
In this MD&A, references to our “solutions” means the combination of products and services that we offer to merchants, and references to “our merchants” as of a particular date means the total number of unique shops that are paying for a subscription to our platform.

Forward-looking statements

This MD&A contains forward-looking statements under the provisions of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, and forward-looking information within the meaning of applicable Canadian securities legislation.

In some cases, you can identify forward-looking statements by words such as “may”, "might", “will”, “should”, “could”, “expects”, “intends”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “projects”, “potential”, “continue”, or the negative of these terms or other similar words. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. In particular, forward-looking statements in this MD&A include, but are not limited to, statements about:

•	the continued expansion of the number of channels for merchants to transact through;

•	the continued growth of our app developer, theme designer and partner ecosystem;

•	the achievement of advances in, and expansion of, our platform and our solutions;

•	our revenue growth objectives and expectations about future profitability;

•	plans to continue making investments to drive future growth;

•
our expectation that as a result of the continued growth of our merchant solutions offerings, our seasonality will continue to affect our quarterly results and our business may become more seasonal in the future, and that historical patterns may not be a reliable indicator of our future performance;

•	our expectation that our results of operations will be adversely impacted by an increase in the value of the Canadian dollar relative to the U.S. dollar;

•
our expectation that the cost of subscription solutions will increase as we continue to invest in growing our business and as the number of merchants utilizing the platform increases along with the costs of supporting those merchants;

•
our expectation that our subscription solutions gross margin percentage will fluctuate modestly based on the mix of subscription plans that our merchants select and the timing of expenditures related to infrastructure expansion projects;

•	our expectation that the cost of merchant solutions will increase in absolute dollars in the future as the number of merchants utilizing these solutions increases and the volume processed also grows;

•
our expectation that there may be increases in our gross margin percentage of merchant solutions as additional higher-margin merchant solutions offerings, such as Shopify Capital and Shopify Shipping, become a larger component of our merchant solutions revenue as we continue to expand Shopify Payments internationally;

•
our plan to continue to expand sales and marketing efforts to attract new merchants, retain revenue from existing merchants and increase revenues from both new and existing merchants, including adding sales personnel and expanding our marketing activities to continue to generate additional leads and build brand awareness;

•	our expectation that sales and marketing expenses will decline as a percentage of total revenues over time;

•
our expectation that research and development expenses will increase in absolute dollars as we continue to increase the functionality of our platform, but will decline as a percentage of total revenues over the long term;

•
our expectation that general and administrative expenses will increase on an absolute dollar basis but may decrease as a percentage of total revenues as we focus on processes, systems and controls to enable our internal support functions to scale with the growth of our business;

•
our expectation that the overall trend of merchant solutions revenue making up an increasing component of total revenues over time, most notably in the fourth quarter due to higher holiday volume, will continue over time;

•	our belief that we have sufficient liquidity to meet our current and planned financial obligations over the next 12 months;

•	our expectations regarding contractual and contingent obligations;

•	our accounting estimates and assumptions made in the preparation of our financial statements;

•	our expectation that we will not pay any cash dividends in the foreseeable future; and

•	our expectations regarding the impact of accounting standards not yet adopted.

The forward-looking statements contained in this MD&A are based on our management’s perception of historic trends, current conditions and expected future developments, as well as other assumptions that management believes are appropriate in the circumstances, which include, but are not limited to:

•	our ability to offer more sales channels that can connect to the platform;

•	our belief in the increasing importance of a multi-channel platform that is both fully integrated and easy to use;

•	our belief that commerce transacted over mobile will continue to grow more rapidly than desktop transactions;

•	our ability to expand our merchant base, retain revenue from existing merchants as they grow their businesses, and increase sales to both new and existing merchants;

•	our ability to manage our growth effectively;

•	our ability to protect our intellectual property rights;

•	our belief that our merchant solutions make it easier for merchants to start a business and grow on our platform;

•	our ability to develop new solutions to extend the functionality of our platform, provide a high level of merchant service and support;

•	our ability to hire, retain and motivate qualified personnel;

•	our ability to enhance our ecosystem and partner programs, and the assumption that this will drive growth in our merchant base, further accelerating growth of the ecosystem;

•
our belief that our investments and acquisitions will increase our revenue base, improve the retention of this base and strengthen our ability to increase sales to our merchants and help drive our growth;

•	our ability to achieve our revenue growth objectives while controlling costs and expenses, and our ability to achieve or maintain profitability;

•	our belief that monthly recurring revenue ("MRR") is most closely correlated with the long-term value of our merchant relationships;

•	our assumptions regarding the principal competitive factors in our markets;

•	our ability to predict future commerce trends and technology;

•	our assumptions that higher-margin solutions such as Shopify Capital and Shopify Shipping will continue to grow through increased adoption and international expansion;

•	our expectation that Shopify Payments will continue to expand internationally;

•
our belief that our investments in sales and marketing initiatives will continue to be effective in growing the number of merchants using our platform, in retaining revenue from existing merchants and increasing revenues from both;

•	our ability to develop processes, systems and controls to enable our internal support functions to scale with the growth of our business;

•	our ability to increase the functionality of our platform;

•	our ability to obtain sufficient space for our growing employee base;

•	our ability to retain key personnel;

•	our ability to protect against currency, interest rate, concentration of credit and inflation risks;

•	our assumptions as to our future expenses and financing requirements;

•	our assumptions as to our critical accounting policies and estimates; and

•	our assumptions as to the effects of accounting pronouncements to be adopted.

Factors that may cause actual results to differ materially from current expectations may include, but are not limited to, risks and uncertainties that are discussed in greater detail in the "Risk Factors" section of our Annual Information Form for the year ended December 31, 2017 and elsewhere in this MD&A, including but not limited to risks relating to:

•	sustaining our rapid growth;

•	managing our growth;

•	our history of losses and our potential inability to achieve profitability;

•	our limited operating history in new and developing markets and new geographic regions;

•	our ability to innovate;

•	a denial of service attack or security breach;

•	payments processed through Shopify Payments;

•	our reliance on a single supplier to provide the technology we offer through Shopify Payments;

•	the security of personal information we store relating to merchants and their customers, and consumers with whom we have a direct relationship;

•	evolving privacy laws and regulations, cross-border data transfer restrictions, data localization requirements and other domestic or foreign regulations may limit the use and adoption of our services;

•	our potential inability to hire, retain and motivate qualified personnel;

•	serious software errors or defects;

•	exchange rate fluctuations that may negatively affect our results of operations;

•	our potential inability to achieve or maintain data transmission capacity;

•	the reliance of our growth in part on the success of our strategic relationships with third parties;

•	our potential failure to maintain a consistently high level of customer service;

•	our use of a limited number of data centers and a cloud-based platform to deliver our services;

•	ineffective operations of our solutions when accessed through mobile devices;

•	changes to technologies used in our platform or new versions or upgrades of operating systems and internet browsers;

•	the impact of worldwide economic conditions, including the resulting effect on spending by small and medium-sized businesses ("SMBs") or their customers;

•	potential claims by third parties of intellectual property infringement;

•	our potential inability to obtain, maintain and protect our intellectual property rights and proprietary information or prevent third parties from making unauthorized use of our technology;

•	our use of "open source" software;

•	our potential inability to generate traffic to our website through search engines and social networking sites;

•	our potential failure to effectively maintain, promote and enhance our brand;

•	our dependence on the continued services and performance of our senior management and other key employees;

•	activities of merchants or partners or the content of merchants' shops;

•	seasonal fluctuations;

•	international sales and the use of our platform in various countries;

•
our reliance on computer hardware, purchased or leased, software licensed from and services rendered by third parties, in order to provide our solutions and run our business, sometimes by a single-source supplier;

•	our potential inability to compete successfully against current and future competitors;

•	Shopify Capital and offering merchant cash advances;

•	our pricing decisions for our solutions;

•	acquisitions and investments;

•	provisions of our financial instruments;

•	our potential inability to raise additional funds as may be needed to pursue our growth strategy or continue our operations, on favorable terms or at all;

•	unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns;

•	new tax laws could be enacted or existing laws could be applied to us or our merchants;

•	being required to collect federal, state and local business taxes and sales and use taxes in additional jurisdictions or for past sales;

•	our tax loss carryforwards;

•	our dependence upon consumers’ and merchants’ access to, and willingness to use, the internet for commerce;

•	ownership of our shares;

•	our sensitivity to interest rate fluctuations;

•	our concentration of credit risk, and the ability to mitigate that risk using third parties; and

•	the risk of inflation.

Although we believe that the plans, intentions, expectations, assumptions and strategies reflected in our forward-looking statements are reasonable, these statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future results. You should read this MD&A and the documents that we reference in this MD&A completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

The forward-looking statements in this MD&A represent our views as of the date of this MD&A. We anticipate that subsequent events and developments may cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. Therefore, these forward-looking statements do not represent our views as of any date other than the date of this MD&A.

Overview

Shopify is the leading cloud-based, multi-channel commerce platform designed for small and medium-sized businesses. Shopify builds web- and mobile-based software and lets merchants easily set up beautiful online storefronts that are rich with retail functionality. Merchants use our software to run their business across all of their sales channels, including web and mobile storefronts, physical retail locations, social media storefronts, and marketplaces. The Shopify platform provides merchants with a single view of their business and customers across all of their sales channels and enables them to manage products and inventory, process orders and payments, ship orders, build customer relationships and leverage analytics and reporting all from one integrated back office.

In an era where social media, cloud computing, mobile devices and data analytics are creating new possibilities for commerce, Shopify provides differentiated value by offering merchants:

A multi-channel front end. Our software enables merchants to easily display, manage and sell their products across over a dozen different sales channels, including web and mobile storefronts, physical retail locations, pop-up shops, social media storefronts, such as Facebook and Pinterest, apps, buy buttons, and marketplaces, such as Amazon and eBay. The Shopify API has been developed to support custom storefronts that let merchants sell anywhere, in any language.

A single integrated back end. Our software provides one single integrated, easy-to-use back end that merchants use to manage their business and customers across these multiple sales channels. Merchants use their Shopify dashboard to manage products and inventory, process orders and payments, ship orders, build customer relationships, leverage analytics and reporting, and access financing.

A data advantage. Our software is delivered to merchants as a service, and operates on a shared infrastructure, and as a result we have amassed tens of billions of data points to date. With each new transaction processed, we grow our data proficiency for SMBs. This cloud-based infrastructure not only relieves merchants from running and securing their own hardware; it also consolidates all the data generated by the billions of interactions between consumers and merchants’ shops, as well as those of our merchants on the Shopify platform, providing rich data to inform both our own decisions as well as those of our merchants.

Shopify also enables merchants to build their own brand, leverage mobile technology, and handle massive traffic spikes with flexible infrastructure.

Brand ownership. Unlike an online marketplace, Shopify is designed to help our merchants own their brand and make their consumer experience memorable and distinctive. We recognize that in a world where consumers have more choices than ever before, a merchant’s brand is increasingly important. If a consumer searches a third-party marketplace or ecommerce site and selects a merchant’s product from among thousands of search results, the consumer is more likely to remember the brand of the third-party site than the brand of the merchant. The Shopify platform is designed to allow a merchant to keep their brand present in every interaction to help build customer loyalty and competitive advantage against traditional retailers.

Mobile. As ecommerce expands as a percentage of overall retail transactions, today’s consumers expect to be able to transact anywhere, anytime, on any device through an experience that is simple, seamless and secure. As transactions over mobile devices now represent the majority of transactions across online stores powered by Shopify, the mobile experience is a merchants’ primary and most important interaction with online consumers. For several years Shopify has focused on enabling mobile commerce, and the Shopify platform now includes a mobile-optimized checkout system, designed to enable merchants' consumers to more easily buy products over mobile websites. Our merchants are now able to offer their customers the ability to quickly and securely check out by using Shopify Pay and Apple Pay on the web, and we continue to explore other new ways to accelerate checkout. Shopify’s mobile capabilities are not limited to the front end: merchants who are often on-the-go find themselves managing their storefronts via their mobile devices, as Shopify continues to strive to make it ever-easier to do so.

Infrastructure. We build our platform to address the growing challenges facing merchants with the aim of making complex tasks simple. The Shopify platform is engineered to enterprise-level standards and functionality while being designed for simplicity and ease of use. We also design our platform with a robust technical infrastructure able to manage large spikes in traffic that accompany events such as new product releases, holiday shopping seasons and flash sales. We are constantly innovating and enhancing our platform, with our continuously deployed, multi-tenant architecture ensuring all of our merchants are always using the latest technology.

This combination of ease of use with enterprise-level functionality allows merchants to start with a Shopify store and grow with our platform to almost any size. Using Shopify, merchants may never need to re-platform. Our Shopify Plus subscription plan was created to accommodate larger merchants, with additional functionality, scalability and support requirements. Shopify Plus is also designed for larger merchants not already on Shopify who want to migrate from their expensive and complex legacy solutions and get more functionality.

A rich ecosystem of app developers, theme designers and other partners, such as digital and service professionals, marketers, photographers, and affiliates has evolved around the Shopify platform. Approximately 15,000 of these partners have referred merchants to Shopify over the last year, and this strong, symbiotic relationship continues to grow. We believe this ecosystem has grown in part due to the platform’s functionality, which is highly extensible and can be expanded through our application program interface ("API") and the approximately 2,300 apps available in the Shopify App Store. The partner ecosystem helps drive the growth of our merchant base, which in turn further accelerates growth of the ecosystem.

Our mission is to make commerce better for everyone, and we believe we can help merchants of nearly all sizes and retail verticals realize their potential. While our platform can scale to meet the needs of large merchants, we focus on selling to SMBs and entrepreneurs. Most of our merchants are on subscription plans that cost less than $50 per month, which is in line with our focus of providing cost effective solutions for early stage businesses. In the year ended December 31, 2017, our platform facilitated Gross Merchandise Volume ("GMV") of $26.3 billion, representing an increase of 71.2% from the year ended December 31, 2016. A detailed description of this metric is presented below in the section entitled, “Key Performance Indicators.”

Our business has experienced rapid growth. During the year ended December 31, 2017 our total revenue was $673.3 million, an increase of 72.9% versus the year ended December 31, 2016. Our business model has two revenue streams: a recurring subscription component we call subscription solutions and a merchant success-based component we call merchant solutions.
In the year ended December 31, 2017, subscription solutions revenues accounted for 46.0% of our total revenues (48.4% in the year ended December 31, 2016). We offer a range of plans that increase in price depending on additional features and economic considerations. Our highest-end plan, Shopify Plus, is offered at a starting rate that is several times that of our Shopify Advanced plan. Shopify Plus caters to merchants with higher-volume sales and offers additional functionality, scalability and support requirements, including a dedicated Merchant Success Manager. Nestle, Red Bull, Rebecca Minkoff, and Kylie Cosmetics are a few of the Shopify Plus merchants seeking a reliable, cost-effective and scalable commerce solution. The flexibility of our pricing plans is designed to help our merchants grow in a cost-effective manner and to provide more advanced features and support as their business needs evolve.
Revenue from subscription solutions is generated through the sale of subscriptions to our platform as well as from the sale of themes, apps and the registration of domain names. Our merchants typically enter into monthly subscription agreements. As described in the section entitled "Key Components of Results of Operations," the revenue from these agreements is recognized ratably over the relative period and therefore we have deferred revenue on our balance sheet. We do not consider this deferred revenue balance to be a good indicator of future revenue. Instead, we believe Monthly Recurring Revenue ("MRR") is most closely correlated with the long-term value of our merchant relationships. Subscription solutions revenues increased from $188.6 million in the year ended December 31, 2016 to $310.0 million in the year ended December 31, 2017, representing an increase of 64.4%. As of December 31, 2017, MRR totaled $29.9 million, representing an increase of 61.8% relative to MRR at December 31, 2016. A detailed description of this metric is presented below in the section entitled, “Key Performance Indicators.” The number of merchants on our platform has grown from approximately 377,500, as at December 31, 2016, to approximately 609,000, as at December 31, 2017.

We offer a variety of merchant solutions that are designed to add value to our merchants and augment our subscription solutions. During the year ended December 31, 2017, merchant solutions revenues accounted for 54.0% of total revenues (51.6% in the year ended December 31, 2016). We principally generate merchant solutions revenues from payment processing fees from Shopify Payments. Shopify Payments is a fully integrated payment processing service that allows our merchants to accept and process payment cards online and offline. In addition to payment processing fees from Shopify Payments, we also generate merchant solutions revenue from transaction fees, Shopify Capital, Shopify Shipping, referral fees from partners, and sales of point-of-sale ("POS") hardware. Our merchant solutions revenues are directionally correlated with the level of GMV that our merchants process through our platform. Merchant solutions revenues increased from $200.7 million in the year ended December 31, 2016, to $363.3 million in the year ended December 31, 2017, representing an increase of 81.0%.
Our business model is driven by our ability to attract new merchants, retain revenue from existing merchants, and increase sales to both new and existing merchants. Our merchants represent a wide array of retail verticals and business sizes and no single merchant has ever represented more than five percent of our total revenues in a single reporting period. We believe that our future success is dependent on many factors, including our ability to grow our merchant base, improve our platform to help our merchants sell more, build more sales channels and additional functionality to make our merchants more effective, grow our ecosystem of partners that bolster the functionality of our platform, create and strengthen relationships with referral partners, and build with a focus on maximizing long-term value.
We have focused on rapidly growing our business and plan to continue making investments to drive future growth. We believe that our investments will increase our revenue base, improve the retention of this base and strengthen our ability to increase sales to our merchants. If we are unable to achieve our revenue growth objectives, we may not be able to achieve or maintain profitability.

Key Performance Indicators

Key performance indicators, which we do not consider to be non-GAAP measures, that we use to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions include Monthly Recurring Revenue ("MRR"), Gross Merchandise Volume ("GMV"), and Monthly Billings Retention Rate ("MBRR"). Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.

The following table sets forth the key performance indicators that we use to evaluate our business for the years ended December 31, 2017 and 2016.

	Years ended December 31,
	2017	2016
	(in thousands)
Monthly Recurring Revenue	$29,877	$18,461
Gross Merchandise Volume	$26,320,150	$15,374,166
Monthly Billings Retention Rate	over 100%	over 100%

Monthly Recurring Revenue

We calculate MRR at the end of each period by multiplying the number of merchants who have subscription plans with us at the period end date by the average monthly subscription plan fee in effect on the last day of that period, assuming they maintain their subscription plans the following month. MRR allows us to average our various pricing plans and billing periods into a single, consistent number that we can track over time. We also analyze the factors that make up MRR, specifically the number of paying merchants using our platform and changes in our average revenue earned from subscription plan fees per paying merchant. In addition, we use MRR to forecast monthly, quarterly and annual subscription plan revenue, which makes up the majority of our subscriptions solutions revenue. We had $29.9 million of MRR as at December 31, 2017.

Gross Merchandise Volume

GMV is the total dollar value of orders facilitated through our platform in the period, net of refunds, and inclusive of shipping and handling, duty and value-added taxes. GMV does not represent revenue earned by us. However, the volume of GMV facilitated through our platform is an indicator of the success of our merchants and the strength of our platform. Our merchant solutions revenues are also directionally correlated with the level of GMV facilitated through our platform. For the years ended December 31, 2017 and 2016, we facilitated GMV of $26.3 billion and $15.4 billion, respectively. For merchants on the platform for 12 months or more, year-over-year GMV growth was approximately 20% or higher for every month of 2017.

Monthly Billings Retention Rate

MBRR is calculated as of the end of each month by considering the cohort of merchants on the Shopify platform as of the beginning of the month and dividing total billings attributable to this cohort in the then-current month by total billings attributable to this cohort in the immediately preceding month. Billings include billings from subscriptions, recurring apps (net of developer cost), Shopify Payments fees, transaction fees, and Shopify Shipping fees (net of shipping costs). For annual fiscal periods, we report the average MBRR over the preceding 12 months. We use MBRR to evaluate our ability to maintain and expand our relationships with merchants.

To provide a deeper understanding of our merchant economics, the chart below displays the annual revenue for merchant cohorts that joined the Shopify platform at different times in our history. A merchant decline within any cohort has been largely offset by increased revenue from remaining merchants within that cohort. This shows what we believe to be one of the most powerful drivers of our business model: as our merchants have grown their businesses and become more successful, they have consumed more of our merchant solutions and upgraded to higher subscription plans or purchased additional apps.

Factors Affecting the Comparability of our Results

Change in Revenue Mix

As a result of the continued growth of Shopify Payments, Shopify Capital, Shopify Shipping, transaction fees, and revenue sharing agreements, our revenues from merchant solutions have generally increased significantly. Merchant solutions are intended to complement subscription solutions by providing additional value to our merchants and increasing their use of our platform. Gross profit margins on Shopify Payments, the biggest driver of merchant solutions revenue, are typically lower than on subscription solutions due to the associated third-party costs of providing these solutions. We view this revenue stream as beneficial to our operating margins, as Shopify Payments requires significantly less sales and marketing and research and development expense than Shopify’s core subscription business. The lower margins on merchant solutions compared to subscription solutions means that the continued growth of merchant solutions is likely to cause a decline in our overall gross margin percentage. However, in the current fiscal year this impact was masked by improved margins on Shopify Payments and the relative growth of the higher margin solutions, Shopify Capital and Shopify Shipping, as well as an increase in referral fees from partners.

Seasonality

Our merchant solutions revenues are directionally correlated with the level of GMV that our merchants facilitated through our platform. Our merchants typically process additional GMV during the fourth quarter holiday season. As a result, we have historically generated higher merchant solutions revenues in our fourth quarter than in other quarters. While we believe that this seasonality has affected and will continue to affect our quarterly results, our rapid growth has largely masked seasonal trends to date. As a result of the continued growth of our merchant solutions offerings, we believe that our business may become more seasonal in the future and that historical patterns in our business may not be a reliable indicator of our future performance.

Foreign Currency Fluctuations

While most of our revenues are denominated in U.S. dollars, a significant portion of our operating expenses are incurred in Canadian dollars. As a result, our results of operations will be adversely impacted by an increase in the value of the Canadian dollar relative to the U.S. dollar. In addition, a portion of Shopify Payments revenue is based on the local currency of the country in which the applicable merchant is located and these transactions expose us to currency fluctuations to the extent non-U.S. dollar based payment processing and other merchant solutions revenues increase. Refer to the "Quantitative and Qualitative Disclosures about Market Risk—Foreign Currency Exchange Risk" section below for additional information on the effect on reported results of changes in foreign exchange rates.

Key Components of Results of Operations

Revenues

We derive revenues from subscription solutions and merchant solutions.

Subscription Solutions

We principally generate subscription solutions revenues through the sale of subscriptions to our platform. We also generate associated subscription solutions revenues from the sale of themes, apps, and the registration of domain names.
We offer subscription plans with various price points, from entry level plans to Shopify Plus, a plan for merchants with higher-volume sales that offers additional functionality, scalability and support. Our subscription plans typically have a one-month term, although a small number of our merchants have annual or multi-year subscription terms. Subscription terms automatically renew unless notice of cancellation is provided in advance. Merchants purchase subscription plans directly from us. Subscription fees are paid to us at the start of the applicable subscription period, regardless of the length of the subscription period. As subscription fees are received in advance of providing the related services, we record deferred revenue on our consolidated balance sheet for the unearned revenue and recognize revenue ratably over the related subscription period. These subscription fees are non-refundable.
We also generate additional subscription solutions revenues from merchants that have subscription plans with us through the sale of themes, apps, and the registration of domain names. Revenues from the sale of themes and apps are recognized at the time of the transaction. The right to use domain names is sold separately and is recognized on a ratable basis over the contractual term, which is typically an annual term. Revenues from the sale of apps are recognized net of amounts attributable to the third-party app developers, while revenues from the sale of themes and domains are recognized on a gross basis. Revenues from the sale of themes, apps, and the registration of domain names have been classified within subscription solutions on the basis that they are typically sold at the time the merchant enters into the subscription arrangement or because they are charged on a recurring basis.

Merchant Solutions

We generate merchant solutions revenues from payment processing fees from Shopify Payments, transaction fees, Shopify Shipping, Shopify Capital, referral fees from partners, and sales of POS hardware.

The significant majority of merchant solutions revenues are generated from Shopify Payments. Revenue from processing payments is recognized at the time of the transaction. For Shopify Payments transactions, fees are determined based in part on a percentage of the dollar amount processed plus a per transaction fee, where applicable.
For subscription plans where the merchant does not sign up for Shopify Payments, we typically charge a transaction fee based on a percentage of GMV sold through the platform. We bill our merchants for transaction fees at the end of a 30-day billing cycle or when predetermined billing thresholds are surpassed. Any fees that have not been billed are accrued as an unbilled receivable at the end of the reporting period.
Shopify Capital, a merchant cash advance ("MCA") program, was launched in the United States in April 2016 to help eligible merchants secure financing and accelerate the growth of their business by providing access to simple, fast, and convenient working capital. We apply underwriting criteria prior to purchasing the eligible merchant's future receivables to help ensure collectibility. Under Shopify Capital, we purchase a designated amount of future receivables at a discount. The purchase price is paid to the merchant at the time the MCA is entered into, and the merchant remits a fixed percentage of their daily sales until the outstanding balance has been remitted.  As cash remittances are collected by us, a portion is recognized ratably as a reduction to the merchant's receivable balance, and a portion, which is related to the discount, is recognized ratably as merchant solutions revenue. We have mitigated some of the risks associated with Shopify Capital by entering into an agreement with a third party to insure merchant cash advances offered by Shopify Capital.
Shopify Shipping allows merchants to buy and print shipping labels and track orders directly within the Shopify platform. We bill our merchants when they have purchased shipping labels in excess of predetermined billing thresholds, and any charges that have not been billed are accrued as unbilled receivables at the end of the reporting period. For Shopify Shipping, fees are determined based on the type of labels purchased or the arrangement negotiated with third parties. In the case of the former, we recognize revenue from Shopify Shipping net of shipping costs, as we are the agent in the arrangement with merchants.

We also generate merchant solutions revenues in the form of referral fees from partners to whom we direct business and with whom we have an arrangement in place. Pursuant to terms of the agreements with our partners, these revenues can be recurring or non-recurring. Where the agreement provides for recurring payments to us, we typically earn revenues so long as the merchant that we have referred to the partner continues to use the services of the partner. Non-recurring revenues generally take the form of one-time payments that we receive when we initially refer the merchant to the partner. In either case, we recognize referral revenues when we are entitled to receive payment from the partner pursuant to the terms of the underlying agreement.

In connection with Shopify POS, a sales channel that lets merchants sell their products and accept payments in-person from a mobile device, we sell compatible hardware products which are sourced from third-party vendors. We recognize revenues from the sale of POS hardware when title passes to the merchant in accordance with the shipping terms of the sale.

For a discussion of how we expect seasonal factors to affect our merchant solutions revenue, see “Factors Affecting the Comparability of our Results—Seasonality.”

Cost of Revenues

Cost of Subscription Solutions

Cost of subscription solutions consists primarily of costs associated with hosting infrastructure, billing processing fees and operations and merchant support expenses. Operations and merchant support expenses include costs associated with our data and network infrastructure and personnel-related costs directly associated with operations and merchant support, including salaries, benefits and stock-based compensation, as well as allocated overhead. Overhead associated with facilities, information technology and depreciation is allocated to our cost of revenues and operating expenses based on headcount.

Additionally, cost of subscription solutions includes costs we are required to pay to third-party developers in connection with sales of themes. Our paid themes are primarily designed by third-party developers who earn fees for each theme sold by us.

Also included as cost of subscription solutions are domain registration fees and amortization of internal use software relating to the capitalized costs associated with the development of the platform and data infrastructure.

We expect that cost of subscription solutions will increase in absolute dollars as we continue to invest in growing our business, and as the number of merchants utilizing the platform increases along with the costs of supporting those merchants. Over time, we expect that our subscription solutions gross margin percentage will fluctuate modestly based on the mix of subscription plans that our merchants select and the timing of expenditures related to infrastructure expansion projects.

Cost of Merchant Solutions

Cost of merchant solutions primarily consists of costs that we incur when transactions are processed using Shopify Payments, such as credit card interchange and network fees (charged by credit card providers such as Visa, MasterCard and American Express) as well as third-party processing fees. Cost of merchant solutions also consists of costs associated with hosting infrastructure and operations and merchant support expenses, including personnel-related costs directly associated with merchant solutions such as salaries, benefits and stock-based compensation, as well as allocated overhead. Overhead associated with facilities, information technology and depreciation is allocated to our cost of revenues and operating expenses based on headcount.

Cost of merchant solutions also includes costs associated with POS hardware, such as the cost of acquiring the hardware inventory, including hardware purchase price, expenses associated with our use of a third-party fulfillment company, shipping and handling and inventory adjustments. Also included within cost of merchant solutions is amortization of internal use software relating to capitalized costs associated with the development of merchant solutions.

We expect that the cost of merchant solutions will increase in absolute dollars in future periods as the number of merchants utilizing these solutions increases and the volume processed also grows. We believe that we may see increases in our gross margin percentage of merchant solutions as additional higher-margin merchant solutions offerings, such as Shopify Capital and Shopify Shipping, become a larger component of our merchant solutions revenue as we continue to expand Shopify Payments internationally.

Operating Expenses

Sales and Marketing

Sales and marketing expenses consist primarily of marketing programs, partner referral payments related to merchant acquisitions, costs associated with partner and developer conferences, employee-related expenses for marketing, business development and sales, as well as the portion of merchant support required for the onboarding of prospective new merchants. Other costs within sales and marketing include travel-related expenses and corporate overhead allocations. Costs to acquire merchants are expensed as incurred, however, starting in 2018 contract costs will be amortized over the expected life of their relative contract. We plan to continue to expand sales and marketing efforts to attract new merchants, retain revenue from existing merchants and increase revenues from both new and existing merchants. This growth will include adding sales personnel and expanding our marketing activities to continue to generate additional leads and build brand awareness. Sales and marketing expenses are expected to increase in absolute dollars but over time, we expect sales and marketing expenses will eventually decline as a percentage of total revenues.

Research and Development

Research and development expenses consist primarily of employee-related expenses for product management, product development, product design, data analytics, contractor and consultant fees and corporate overhead allocations. We continue to focus our research and development efforts on adding new features and solutions, and increasing the functionality and enhancing the ease of use of our platform. While we expect research and development expenses to increase in absolute dollars as we continue to increase the functionality of our platform, over the long term we expect our research and development expenses will eventually decline as a percentage of total revenues.

General and Administrative

General and administrative expenses consist of employee-related expenses for finance and accounting, legal, administrative, human relations and IT personnel, professional services fees, expected and actual losses related to Shopify Payments and Shopify Capital, other corporate expenses and corporate overhead allocations. We expect that general and administrative expenses will increase on an absolute dollar basis but may decrease as a percentage of total revenues as we focus on processes, systems and controls to enable our internal support functions to scale with the growth of our business.

Other Income (Expenses)

Other income (expenses) consists primarily of transaction gains or losses on foreign currency and interest income net of interest expense.

Results of Operations

The following table sets forth our consolidated statement of operations for the years ended December 31, 2017, 2016, and 2015.

	Years ended December 31,
	2017	2016	2015
	(in thousands, except share and per share data)
Revenues:
Subscription solutions	$310,031	$188,606	$111,979
Merchant solutions	363,273	200,724	93,254
	673,304	389,330	205,233
Cost of revenues(1):
Subscription solutions	61,267	39,478	24,531
Merchant solutions	231,784	140,357	67,447
	293,051	179,835	91,978
Gross profit	380,253	209,495	113,255
Operating expenses:
Sales and marketing(1)	225,694	129,214	70,374
Research and development(1)	135,997	74,336	39,722
General and administrative(1)	67,719	43,110	20,915
Total operating expenses	429,410	246,660	131,011
Loss from operations	(49,157)	(37,165)	(17,756)
Other income (expense)	9,162	1,810	(1,034)
Net loss	$(39,995)	$(35,355)	$(18,790)
Basic and diluted net loss per share attributable to shareholders(2)	$(0.42)	$(0.42)	$(0.30)
Weighted average shares used to compute net loss per share attributable to shareholders	95,774,897	83,988,597	61,716,065

(1) Includes stock-based compensation expense and related payroll taxes as follows:

	Years ended December 31,
	2017	2016	2015
	(in thousands)
Cost of revenues	$1,281	$718	$345
Sales and marketing	9,876	4,444	1,351
Research and development	34,560	15,364	6,373
General and administrative	9,485	4,495	2,419
	$55,202	$25,021	$10,488

(2) For the period preceding our initial public offering, does not give effect to the conversion of Series A, Series B and Series C convertible preferred shares, which occurred upon the consummation of our initial public offering on May 27, 2015.

The following table sets forth our consolidated statement of operations as a percentage of total revenues for the years ended December 31, 2017, 2016, and 2015.

	Years ended December 31,
	2017	2016	2015
Revenues
Subscription solutions	46.0%	48.4%	54.6%
Merchant solutions	54.0%	51.6%	45.4%
	100.0%	100.0%	100.0%
Cost of revenues
Subscription solutions	9.1%	10.1%	12.0%
Merchant solutions	34.4%	36.1%	32.9%
	43.5%	46.2%	44.8%
Gross profit	56.5%	53.8%	55.2%
Operating expenses
Sales and marketing	33.5%	33.2%	34.3%
Research and development	20.2%	19.1%	19.4%
General and administrative	10.1%	11.1%	10.2%
Total operating expenses	63.8%	63.4%	63.8%
Loss from operations	(7.3)%	(9.5)%	(8.7)%
Other income (expenses)	1.4%	0.5%	(0.5)%
Net loss	(5.9)%	(9.1)%	(9.2)%

The following table sets forth our consolidated revenues by geographic location for the years ended December 31, 2017, 2016, and 2015.

	Years ended December 31,
	2017	2016	2015
	(in thousands)
Revenues:
Canada	$48,107	$26,893	$14,691
United States	478,286	284,095	144,748
United Kingdom	44,590	25,958	15,436
Australia	31,625	18,163	10,531
Rest of World	70,696	34,221	19,827
Total Revenues	$673,304	$389,330	$205,233

The following table sets forth our consolidated revenues by geographic location as a percentage of total revenues for the years ended December 31, 2017, 2016, and 2015.

	Years ended December 31,
	2017	2016	2015
Revenues:
Canada	7.2%	6.9%	7.2%
United States	71.0%	72.9%	70.5%
United Kingdom	6.6%	6.7%	7.5%
Australia	4.7%	4.7%	5.1%
Rest of World	10.5%	8.8%	9.7%
Total Revenues	100.0%	100.0%	100.0%

Discussion of the Results of Operations for the years ended December 31, 2017, 2016, and 2015

Revenues

	Years ended December 31,			2017 vs 2016	2016 vs 2015
	2017	2016	2015	% Change	% Change
	(in thousands, except percentages)
Revenues:
Subscription solutions	$310,031	$188,606	$111,979	64.4%	68.4%
Merchant solutions	363,273	200,724	93,254	81.0%	115.2%
	$673,304	$389,330	$205,233	72.9%	89.7%
Percentage of revenues:
Subscription solutions	46.0%	48.4%	54.6%
Merchant solutions	54.0%	51.6%	45.4%
Total revenues	100.0%	100.0%	100.0%

Subscription Solutions

Subscription solutions revenues increased $121.4 million, or 64.4%, for the year ended December 31, 2017 compared to the same period in 2016. Subscription solutions revenues increased $76.6 million, or 68.4%, for the year ended December 31, 2016 compared to the same period in 2015. The increase in both periods was primarily a result of growth in MRR driven by the higher number of merchants using our platform.

Merchant Solutions

Merchant solutions revenues increased $162.5 million, or 81.0%, for the year ended December 31, 2017 compared to the same period in 2016. The increase in merchant solutions revenues was primarily a result of Shopify Payments revenue growing by $111.1 million, or 68.5%, in 2017 compared to the same period in 2016. This increase was a result of an increase in the number of merchants using our platform, continued expansion into new geographical regions, and an increase in adoption of Shopify Payments by our merchants, which drove $4.0 billion of additional GMV facilitated using Shopify Payments in 2017 compared to the same period in 2016. As at December 31, 2017 Shopify Payments adoption among our merchants was as follows: United States, 91%; Canada, 90%; United Kingdom, 79%; Australia, 78%; Ireland, 61%; and New Zealand, 40%. Additionally, revenue from transaction fees and referral fees from partners increased by $18.0 million, or 91.6%, and $16.1 million, or 172.2%, respectively, during the year ended December 31, 2017 as a result of the increase in non-Payments GMV facilitated through our platform compared to the same period in 2016. Merchant solutions also includes Shopify Capital and Shopify Shipping, which together grew by $17.1 million, or 304.0%, in the year ended December 31, 2017.

Merchant solutions revenues increased $107.5 million, or 115.2%, for the year ended December 31, 2016 compared to the same period in 2015. The increase in merchant solutions revenues was primarily a result of Shopify Payments revenue growing by $88.4 million, or 120%, transaction fees growing by $7.9 million, or 67.5%, and referral fees from partners growing by $3.6 million, or 90.1%.

Cost of Revenues

	Years ended December 31,			2017 vs 2016	2016 vs 2015
	2017	2016	2015	% Change	% Change
	(in thousands, except percentages)
Cost of revenues:
Cost of subscription solutions	$61,267	$39,478	$24,531	55.2%	60.9%
Cost of merchant solutions	231,784	140,357	67,447	65.1%	108.1%
Total cost of revenues	$293,051	$179,835	$91,978	63.0%	95.5%
Percentage of revenues:
Cost of subscription solutions	9.1%	10.1%	12.0%
Cost of merchant solutions	34.4%	36.1%	32.9%
	43.5%	46.2%	44.8%

Cost of Subscription Solutions
Cost of subscription solutions increased $21.8 million, or 55.2%, for the year ended December 31, 2017 compared to the same period in 2016. The increase was primarily due to an increase in the costs necessary to support a greater number of merchants using our platform, resulting in an $8.5 million increase in hosting costs, which include amortization from our investment in software and hardware relating to our data centers as well as expenses related to third-party hosting, a $6.5 million increase in allocated employee-related costs, a $3.0 million increase in payments to third-party theme developers and domain registration providers, and a $2.2 million increase in credit card fees for processing merchant billings. Although cost of subscription solutions increased in terms of dollars, it decreased as a percentage of revenues from 10.1% in 2016 to 9.1% in 2017. The change was principally a result of a decrease in hosting costs and credit card fees for processing merchant billings which both decreased as a percentage of revenue in 2017.

Cost of subscription solutions increased $14.9 million, or 60.9%, for the year ended December 31, 2016 compared to the same period in 2015. The increase was primarily due to an increase in the costs necessary to support a greater number of merchants using our platform.

Cost of Merchant Solutions

Cost of merchant solutions increased $91.4 million, or 65.1%, for the year ended December 31, 2017 compared to the same period in 2016. The increase was primarily due to the increase in GMV facilitated through Shopify Payments, which resulted in payment processing fees, including interchange fees, increasing for the year ended December 31, 2017 as compared to 2016. Cost of sales associated with amortization also increased by $2.9 million for the year ended December 31, 2017 mainly due to the amortization of software technology acquired from Oberlo.

Cost of merchant solutions increased $72.9 million, or 108.1%, for the year ended December 31, 2016 compared to the same period in 2015. The increase was primarily due to the increase in GMV facilitated through Shopify Payments, which resulted in payment processing fees, including interchange fees, increasing for the year ended December 31, 2016 as compared to the same period in 2015.

Gross Profit

	Years ended December 31,			2017 vs 2016	2016 vs 2015
	2017	2016	2015	% Change	% Change
	(in thousands, except percentages)
Gross profit	$380,253	$209,495	$113,255	81.5%	85.0%
Percentage of total revenues	56.5%	53.8%	55.2%

Gross profit increased $170.8 million, or 81.5%, for the year ended December 31, 2017 compared to the same period in 2016. As a percentage of total revenues, gross profit increased from 53.8% in the year ended December 31, 2016 to 56.5% in the year ended December 31, 2017, due to the impact of increased margins on Shopify Payments and the relative growth of revenue from higher margin products, such as Shopify Capital, Shopify Shipping, and referral fees from partners.

Gross profit increased $96.2 million, or 85.0%, for the year ended December 31, 2016 compared to the same period in 2015. However, as a percentage of total revenues, gross profit decreased from 55.2% in the year ended December 31, 2015 to 53.8% in the year ended December 31, 2016, principally due to the higher third-party costs associated with providing payment-processing services.

Operating Expenses

Sales and Marketing

	Years ended December 31,			2017 vs 2016	2016 vs 2015
	2017	2016	2015	% Change	% Change
	(in thousands, except percentages)
Sales and marketing	$225,694	$129,214	$70,374	74.7%	83.6%
Percentage of total revenues	33.5%	33.2%	34.3%

Sales and marketing expenses increased $96.5 million, or 74.7%, for the year ended December 31, 2017 compared to the same period in 2016, primarily due to an increase of $48.3 million in marketing programs, such as advertisements on search engines and social media, to support the growth of our business. We believe the strong investment we are making in external marketing programs and internal ones, such as Shopify Unite, the Company's annual Partner and Developer conference, our Build a Business competition, our retail tours, and the Shopify Blog, continue to be effective in growing the number of merchants using our platform. During the year ended December 31, 2017, the total number of merchants increased 61.4%. In addition to external marketing spending, employee-related costs, including facilities expense, increased by $42.8 million in the year ended December 31, 2017, primarily resulting from total sales and marketing headcount growth of 49.2%. Costs for software licenses increased $2.9 million in the year ended December 31, 2017. Consulting services costs also increased by $2.4 million in the year ended December 31, 2017 compared to 2016. Sales and marketing expenses as a percentage of revenue have remained relatively consistent year over year.

Sales and marketing expenses increased $58.8 million, or 83.6%, for the year ended December 31, 2016 compared to the same period in 2015, primarily due to an increase of $29.4 million in marketing programs. In addition to external marketing spending, employee-related costs, including facilities expense, increased by $26.0 million.

Research and Development

	Years ended December 31,			2017 vs 2016	2016 vs 2015
	2017	2016	2015	% Change	% Change
	(in thousands, except percentages)
Research and development	$135,997	$74,336	$39,722	82.9%	87.1%
Percentage of total revenues	20.2%	19.1%	19.4%

Research and development expenses increased $61.7 million, or 82.9%, for the year ended December 31, 2017 compared to the same period in 2016, due to an increase of $53.1 million in employee-related costs (including a $19.5 million increase in stock-based compensation) resulting from the growth in research and development headcount by 62.9%. Allocated facilities expenses increased $4.5 million in the year ended December 31, 2017 relative to the year ended December 31, 2016 as a result of the facilities expansion in all of our locations to support the growth in our employee base. Software license costs increased by $3.5 million as a result of the growth of both our business and headcount. As a percentage of revenue, research and development expenses increased as a result of expanded development programs.

Research and development expenses increased $34.6 million, or 87.1%, for the year ended December 31, 2016 compared to the same period in 2015, due to an increase of $30.3 million in employee-related costs, an allocated facilities expenses increase of $2.6 million and a software license costs increase of $1.2 million, all of which increased to support the growth in the business.

General and Administrative

	Years ended December 31,			2017 vs 2016	2016 vs 2015
	2017	2016	2015	% Change	% Change
	(in thousands, except percentages)
General and administrative	$67,719	$43,110	$20,915	57.1%	106.1%
Percentage of total revenues	10.1%	11.1%	10.2%

General and administrative expenses increased $24.6 million, or 57.1%, for the year ended December 31, 2017 compared to the same period in 2016, due to an increase of $12.3 million in employee-related costs, $4.8 million in finance costs, which includes insurance, listing fees, and board expenses, $4.9 million increase in actual and expected losses associated with Shopify Payments and Shopify Capital, $1.3 million in allocated facilities expense, $1.0 million in professional services fees, and $0.4 million in software license costs. The increase in employee-related costs was associated with 27.7% higher general and administrative headcount, which, along with the increase in allocated facilities expense and software license costs, was a result of the growth of our business. The increase in professional services fees in absolute dollars was attributable to legal, accounting and tax services as a result of our growth. However, as a percentage of revenue, general and administrative expenses decreased.

General and administrative expenses increased $22.2 million, or 106.1%, for the year ended December 31, 2016 compared to the same period in 2015, due to an increase of $11.7 million in employee-related costs, a $5.1 million increase in actual and expected losses associated with Shopify Payments and Shopify Capital, a $1.7 million increase in software license costs, a $1.6 million increase in allocated facilities expense, a $1.3 million in professional services fees, and a $0.5 million increase in finance costs.

Other Income (Expenses)

	Years ended December 31,			2017 vs 2016	2016 vs 2015
	2017	2016	2015	% Change	% Change
	(in thousands, except percentages)
Other income (expenses), net	$9,162	$1,810	$(1,034)	*	*

*	Not a meaningful comparison

In the year ended December 31, 2017 we had other income of $9.2 million compared to other income of $1.8 million in the same period in 2016, a positive change of $7.4 million. The increase was driven primarily by $6.4 million higher interest income from investments due to our higher cash and marketable securities balances. The remainder of the increase came from foreign exchange gains.

Other income increased by $2.8 million in the year ended December 31, 2016 compared to the same period in 2015. In the year ended December 31, 2016 the amount was driven primarily by investment income of $1.5 million, compared to the same period in 2015 when the amount was driven primarily by foreign exchange losses of $1.2 million.

Profit (Loss)

	Years ended December 31,			2017 vs 2016	2016 vs 2015
	2017	2016	2015	% Change	% Change
	(in thousands, except share and per share data)
Net loss	$(39,995)	$(35,355)	$(18,790)	*	*
Basic and diluted net loss per share attributable to shareholders	$(0.42)	$(0.42)	$(0.30)
Weighted average shares used to compute basic and diluted net loss per share attributable to shareholders	95,774,897	83,988,597	61,716,065

*	Not a meaningful comparison

Basic and diluted net loss per share attributable to shareholders was consistent for the years ended December 31, 2017 and 2016. The basic and diluted net loss per share attributable to shareholders for the year ended December 31, 2016, is not necessarily comparable with the same period in 2015 as a result of our Initial Public Offering (“IPO”) of Class A subordinate voting shares and the conversion of all issued and outstanding convertible preferred shares into Class B multiple voting shares, both of which occurred in May 2015.

Quarterly Results of Operations

The following table sets forth our results of operations for the three months ended December 31, 2017 and 2016.

	Three months ended December 31,
	2017	2016
	(in thousands, except share and per share data)
Revenues:
Subscription solutions	$93,918	$56,387
Merchant solutions	128,896	73,996
	222,814	130,383
Cost of revenues(1):
Subscription solutions	19,867	11,593
Merchant solutions	81,802	50,655
	101,669	62,248
Gross profit	121,145	68,135
Operating expenses:
Sales and marketing(1)	67,174	39,016
Research and development(1)	40,339	24,472
General and administrative(1)	19,745	13,952
Total operating expenses	127,258	77,440
Loss from operations	(6,113)	(9,305)
Other income (expense):
Interest income, net	2,966	698
Foreign exchange gain (loss)	160	(260)
	3,126	438
Net loss	$(2,987)	$(8,867)
Basic and diluted net loss per share attributable to shareholders	$(0.03)	$(0.10)
Weighted average shares used to compute net loss per share attributable to shareholders	99,551,791	89,137,155

(1) Includes stock-based compensation expense and related payroll taxes as follows:

	Three months ended December 31,
	2017	2016
	(in thousands)
Cost of revenues	$370	$216
Sales and marketing	3,182	1,424
Research and development	10,843	5,462
General and administrative	3,302	1,396
	$17,697	$8,498

Revenues

	Three months ended December 31,		2017 vs. 2016
	2017	2016	% Change
	(in thousands, except percentages)
Revenues:
Subscription solutions	$93,918	$56,387	66.6%
Merchant solutions	128,896	73,996	74.2%
	$222,814	$130,383	70.9%
Percentage of revenues:
Subscription solutions	42.2%	43.2%
Merchant solutions	57.8%	56.8%
Total revenues	100.0%	100.0%

Subscription Solutions

Subscription solutions revenues increased $37.5 million, or 66.6%, for the three months ended December 31, 2017 compared to the same period in 2016. The period over period increase was primarily a result of growth in MRR, which was driven largely by the higher number of merchants using our platform.

Merchant Solutions

Merchant solutions revenues increased $54.9 million, or 74.2%, for the three months ended December 31, 2017 compared to the same period in 2016. The increase in merchant solutions revenues was primarily a result of Shopify Payments revenue growing in the three months ended December 31, 2017 compared to the same period in 2016. This increase was a result of an increase in the number of merchants using our platform, continued expansion into new geographical regions, and an increase in adoption of Shopify Payments by our merchants, which drove GMV of $3.5 billion that was facilitated using Shopify Payments for the three months ended December 31, 2017. This compares to $2.2 billion in the same period in 2016.

In addition to the increase in revenue from Shopify Payments, revenue from transaction fees, Shopify Capital, referral fees from partners and Shopify Shipping increased during the three months ended December 31, 2017 compared to the same period in 2016, as a result of the increase in GMV facilitated through our platform compared to the same periods in 2016.

Cost of Revenues

	Three months ended December 31,		2017 vs. 2016
	2017	2016	% Change
	(in thousands, except percentages)
Cost of revenues:
Cost of subscription solutions	$19,867	$11,593	71.4%
Cost of merchant solutions	81,802	50,655	61.5%
Total cost of revenues	$101,669	$62,248	63.3%
Percentage of revenues:
Cost of subscription solutions	8.9%	8.9%
Cost of merchant solutions	36.7%	38.9%
	45.6%	47.7%

Cost of Subscription Solutions
Cost of subscription solutions increased $8.3 million, or 71.4%, for the three months ended December 31, 2017 compared to the same period in 2016. The increase was primarily due to an increase in the costs necessary to support a greater number of merchants using our platform, resulting in an increase in: amortization related to our data centers, employee-related costs, credit card fees for processing merchant billings, payments to third-party theme developers, and third-party infrastructure and hosting costs. Although cost of subscription solutions increased in terms of dollars, it was consistent as a percentage of revenues at 8.9% for the three months ended December 31, 2017 and the same period in 2016.

Cost of Merchant Solutions

Cost of merchant solutions increased $31.1 million, or 61.5%, for the three months ended December 31, 2017 compared to the same period in 2016. The increase was primarily due to the increase in GMV facilitated through Shopify Payments, which resulted in higher payment processing and interchange fees. Although cost of merchant solutions increased in terms of dollars, it decreased as a percentage of revenues from 38.9% in the three months ended December 31, 2016 to 36.7% in the three months ended December 31, 2017. The decrease was a result of growth of revenue from Shopify Capital and Shopify Shipping, and an increase in referral fees from partners, which are higher margin merchant solutions products.

Gross Profit

	Three months ended December 31,		2017 vs. 2016
	2017	2016	% Change
	(in thousands, except percentages)
Gross profit	$121,145	$68,135	77.8%
Percentage of total revenues	54.4%	52.3%

Gross profit increased $53.0 million, or 77.8%, for the three months ended December 31, 2017 compared to the same period in 2016. As a percentage of total revenues, gross profit increased from 52.3% in the three months ended December 31, 2016 to 54.4% in the three months ended December 31, 2017, principally due to the relative growth of revenue from higher-margin merchant solutions products: Shopify Capital, Shopify Shipping, and referral fees from partners, as well as higher margins on Shopify Payments revenues versus the same period in 2016. With regard to subscription solutions, our increased costs related to third-party hosting services led to a slight decrease in margins.

Operating Expenses

Sales and Marketing

	Three months ended December 31,		2017 vs. 2016
	2017	2016	% Change
	(in thousands, except percentages)
Sales and marketing	$67,174	$39,016	72.2%
Percentage of total revenues	30.1%	29.9%

Sales and marketing expenses increased $28.2 million, or 72.2%, for the three months ended December 31, 2017 compared to the same period in 2016, due to an increase of $15.0 million in marketing programs and payments to partners, such as advertisements on search engines and social media, to support the growth of our business, an increase of $11.7 million in employee-related costs, including allocated facilities expense ($1.8 million of which related to stock-based compensation and related payroll taxes), an increase of $0.8 million related to computer hardware and software, and an increase of $0.6 million in professional services fees year over year.

Research and Development

	Three months ended December 31,		2017 vs. 2016
	2017	2016	% Change
	(in thousands, except percentages)
Research and development	$40,339	$24,472	64.8%
Percentage of total revenues	18.1%	18.8%

Research and development expenses increased $15.9 million, or 64.8%, for the three months ended December 31, 2017 compared to the same period in 2016, due to an increase of $13.5 million in employee-related costs ($5.4 million of which related to stock-based compensation and related payroll taxes), a $1.3 million increase in computer software and third-party licensing fees, and a $1.0 million increase in allocated facilities expenses, all as a result of the growth in our employee base and expanded development programs.

General and Administrative

	Three months ended December 31,		2017 vs. 2016
	2017	2016	% Change
	(in thousands, except percentages)
General and administrative	$19,745	$13,952	41.5%
Percentage of total revenues	8.9%	10.7%

General and administrative expenses increased $5.8 million, or 41.5%, for the three months ended December 31, 2017 compared to the same period in 2016, due to an increase of $3.4 million in employee-related costs ($1.9 million of which related to stock-based compensation and related payroll taxes), a $2.4 million increase in finance related expenses and an increase of $0.4 million in professional services fees.

Other Income (Expenses)

	Three months ended December 31,		2017 vs. 2016
	2017	2016	% Change
	(in thousands, except percentages)
Other income (expenses), net	$3,126	$438	*

*	Not a meaningful comparison

In the three months ended December 31, 2017 we had other income of $3.1 million, compared to other income of $0.4 million in the same period in 2016. The year-over-year increase was driven mainly by an increase in interest income of $2.3 million primarily as a result of our increased cash, cash equivalents and marketable securities balances. We also went from a loss on foreign exchange in 2016 to a gain in 2017 which resulted in an increase of $0.4 million.

Summary of Quarterly Results

The following table sets forth selected unaudited quarterly results of operations data for each of the eight quarters ended December 31, 2017. The information for each of these quarters has been derived from unaudited condensed consolidated financial statements that were prepared on the same basis as the audited annual financial statements and, in the opinion of management, reflects all adjustments, which includes only normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods in accordance with U.S. GAAP. This data should be read in conjunction with our unaudited condensed consolidated financial statements and audited consolidated financial statements and related notes for the relevant period. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	Three months ended
	Dec 31, 2017	Sep 30, 2017	June 30, 2017	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016	June 30, 2016	Mar 31, 2016
		(in thousands, except per share data)
Revenues:
Subscription solutions	$93,918	$82,435	$71,598	$62,080	$56,387	$49,839	$43,674	$38,706
Merchant solutions	128,896	89,021	80,057	65,299	73,996	49,739	42,973	34,016
	222,814	171,456	151,655	127,379	130,383	99,578	86,647	72,722
Cost of revenues:(1)
Subscription solutions	19,867	15,458	13,688	12,254	11,593	10,555	9,098	8,232
Merchant solutions	81,802	55,971	51,127	42,884	50,655	35,271	30,026	24,405
	101,669	71,429	64,815	55,138	62,248	45,826	39,124	32,637
Gross profit	121,145	100,027	86,840	72,241	68,135	53,752	47,523	40,085
Operating expenses:
Sales and marketing(1)	67,174	58,314	54,872	45,334	39,016	32,777	29,413	28,008
Research and development(1)	40,339	36,350	32,714	26,594	24,472	19,462	16,732	13,670
General and administrative(1)	19,745	18,039	15,161	14,774	13,952	11,002	10,037	8,119
Total operating expenses	127,258	112,703	102,747	86,702	77,440	63,241	56,182	49,797
Loss from operations	(6,113)	(12,676)	(15,907)	(14,461)	(9,305)	(9,489)	(8,659)	(9,712)
Other income	3,126	3,296	1,877	863	438	369	220	783
Net loss	$(2,987)	$(9,380)	$(14,030)	$(13,598)	$(8,867)	$(9,120)	$(8,439)	$(8,929)
Basic and diluted net loss per share attributable to shareholders	$(0.03)	$(0.09)	$(0.15)	$(0.15)	$(0.10)	$(0.11)	$(0.10)	$(0.11)

(1) Includes stock-based compensation expense and related payroll taxes as follows:

	Three months ended
	Dec 31, 2017	Sep 30, 2017	June 30, 2017	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016	June 30, 2016	Mar 31, 2016
		(in thousands)
Cost of revenues	$370	$355	$307	$249	$216	$234	$152	$115
Sales and marketing	3,182	2,729	2,305	1,660	1,424	1,390	1,025	605
Research and development	10,843	9,324	8,075	6,318	5,462	4,358	3,255	2,291
General and administrative	3,302	1,981	2,282	1,920	1,396	1,301	1,016	781
	$17,697	$14,389	$12,969	$10,147	$8,498	$7,283	$5,448	$3,792

The following table sets forth selected unaudited quarterly statements of operations data as a percentage of total revenues for each of the eight quarters ended December 31, 2017.

	Three months ended
	Dec 31, 2017	Sep 30, 2017	June 30, 2017	Mar 31, 2017	Dec 31, 2016	Sep 30, 2016	June 30, 2016	Mar 31, 2016
Revenues
Subscription solutions	42.2%	48.1%	47.2%	48.7%	43.2%	50.1%	50.4%	53.2%
Merchant solutions	57.8%	51.9%	52.8%	51.3%	56.8%	49.9%	49.6%	46.8%
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues
Subscription solutions	8.9%	9.0%	9.0%	9.6%	8.9%	10.5%	10.5%	11.3%
Merchant solutions	36.7%	32.6%	33.7%	33.7%	38.9%	35.4%	34.7%	33.6%
	45.6%	41.6%	42.7%	43.3%	47.7%	45.9%	45.2%	44.9%
Gross profit	54.4%	58.4%	57.3%	56.7%	52.3%	54.0%	54.8%	55.1%
Operating expenses:
Sales and marketing	30.1%	34.0%	36.2%	35.6%	29.9%	32.9%	33.9%	38.5%
Research and development	18.1%	21.2%	21.6%	20.9%	18.8%	19.5%	19.3%	18.8%
General and administrative	8.9%	10.5%	10.0%	11.6%	10.7%	11.0%	11.6%	11.2%
	57.1%	65.7%	67.8%	68.1%	59.4%	63.5%	64.8%	68.5%
Loss from operations	(2.7)%	(7.4)%	(10.5)%	(11.4)%	(7.1)%	(9.5)%	(10.0)%	(13.4)%
Other income	1.4%	1.9%	1.2%	0.7%	0.3%	0.4%	0.3%	1.1%
Net loss	(1.3)%	(5.5)%	(9.3)%	(10.7)%	(6.8)%	(9.2)%	(9.7)%	(12.3)%

We believe that year-over-year comparisons are more meaningful than our sequential results due to seasonality in our business. While we believe that this seasonality has affected and will continue to affect our quarterly results, our rapid growth has largely masked seasonal trends to date. Our merchant solutions revenues are directionally correlated with our merchants' GMV. Our merchants' GMV typically increases during the holiday season. As a result, we have historically generated higher merchant solutions revenues in our fourth quarter than in other quarters. As a result of the continued growth of our merchant solutions offerings, we believe that our business may become more seasonal in the future, and that historical patterns in our business may not be a reliable indicator of our future performance.

Quarterly Revenue and Gross Margin Trends

Our quarterly revenue has generally increased sequentially for each of the past eight quarters, primarily due to sales of new subscriptions to our platform as well as the introduction and growth of merchant solutions, which have largely masked the impacts of seasonality.

Our gross margin percentage has varied over the past eight quarters and is generally driven by the mix between our higher margin subscription solutions revenue and lower margin merchant solutions revenue. While our total revenues have increased in recent periods, the mix has shifted towards merchant solutions revenue, most notably in the fourth quarter due to higher holiday volume of orders facilitated and the resulting Shopify Payments revenue during this period. We expect this overall trend to continue over time.

Quarterly Operating Expenses Trends

Total operating expenses have increased sequentially for each period presented primarily due to the addition of personnel in connection with the expansion of our business as well as additional marketing initiatives to attract potential merchants.

Key Balance Sheet Information

	December 31, 2017	December 31, 2016
	(in thousands)
Cash, cash equivalents and marketable securities	$938,039	$392,414
Total assets	1,113,564	490,558
Total liabilities	112,464	80,082
Total non-current liabilities	17,710	13,550

Total assets increased $623.0 million as at December 31, 2017 compared to December 31, 2016, principally due to our sale of Class A subordinate voting shares, which closed in the three months ended June 30, 2017. The offering raised, net of commissions and offering expenses, $560.1 million of cash, which has been subsequently used to purchase marketable securities and to support the growth of Shopify Capital. Total liabilities increased by $32.4 million, principally as a result of an increase in accounts payable and accrued liabilities of $17.5 million, which was due to an increase in payment processing costs, payroll liabilities, and accrued transaction losses. The growth in sales of our subscription solutions offering also resulted in an increase of deferred revenue of $11.0 million.

Liquidity and Capital Resources

To date, we have financed our operations primarily through the sale of equity securities, raising approximately $1.0 billion, net of issuance costs, from investors.

In August 2016, we filed a short-form base shelf prospectus with the Securities Commissions in each of the provinces and territories of Canada, except Quebec, and a corresponding shelf registration statement on Form F-10 with the U.S. Securities and Exchange Commission. The shelf prospectus and the registration statement allow us to offer and issue the following securities: Class A subordinate voting shares; preferred shares; debt securities; warrants; subscription receipts; and units. The securities may be issued separately or together and the aggregate amount of the securities that may be sold by us during the 25-month period that the prospectus remains effective was initially $500 million. In May 2017, we filed an amendment to our short-form base shelf prospectus increasing the amount of securities that may be issued to a total of $2.5 billion.

In August 2016, we completed a public offering of Class A subordinate voting shares for an aggregate amount of $329.9 million, which consisted of a treasury offering by us and a secondary offering by certain of our shareholders. The Company received net proceeds of $224.4 million from the public offering.

In May 2017, the Company completed a public offering, in which it issued and sold 5,500,000 Class A subordinate voting shares at a public offering price of $91.00 per share. Subsequently, in June 2017, the Company issued and sold 825,000 Class A subordinate voting shares at the same price as a result of the underwriters' exercise of their over-allotment option. The Company received total net proceeds of $560.1 million after deducting underwriting discounts and commissions of $14.4 million and other offering expenses of $1.1 million.
Our principal cash requirements are for working capital and capital expenditures. Excluding current deferred revenue, working capital at December 31, 2017 was $961.6 million. Given the ongoing cash generated from operations and our existing cash and cash equivalents, we believe there is sufficient liquidity to meet our current and planned financial obligations over the next 12 months. Our future financing requirements will depend on many factors including our growth rate, subscription renewal activity, the timing and extent of spending to support development of our platform and the expansion of sales and marketing activities. Although we currently are not a party to any material undisclosed agreement and do not have any understanding with any third-parties with respect to potential material investments in, or acquisitions of, businesses or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Cash, Cash Equivalents and Marketable Securities

Cash, cash equivalents, and marketable securities increased by $545.6 million to $938.0 million as at December 31, 2017 from $392.4 million as at December 31, 2016, primarily as a result of our Q2 2017 public offering.
Cash equivalents and marketable securities include money market funds, term deposits, U.S. and Canadian federal bonds, corporate bonds, and commercial paper, all maturing within the 12 months from December 31, 2017.

The following table summarizes our total cash, cash equivalents and marketable securities as at December 31, 2017 and 2016 as well as our operating, investing and financing activities for the years ended December 31, 2017, and 2016:

	Years ended December 31,
	2017	2016
	(in thousands)
Cash, cash equivalents and marketable securities (end of period)	$938,039	$392,414
Net cash provided by (used in):
Operating activities	$7,901	$14,017
Investing activities	(527,170)	(269,686)
Financing activities	574,831	228,585
Effect of foreign exchange on cash and cash equivalents	2,102	1,027
Net increase (decrease) in cash and cash equivalents	57,664	(26,057)
Change in marketable securities	487,961	228,298
Net increase in cash, cash equivalents and marketable securities	$545,625	$202,241

Cash Flows From Operating Activities

Our largest source of operating cash is from subscription solutions. These payments are typically paid to us at the beginning of the applicable subscription period, except for our Shopify Plus merchants who typically pay us at the end of their monthly billing cycle. We also generate significant cash flows from our Shopify Payments processing fee arrangements, which are received on a daily basis as transactions are processed. Our primary uses of cash from operating activities are for third-party payment processing fees, employee-related expenditures, marketing programs, network costs, and leased facilities.

Net cash flows from operating activities for the year ended December 31, 2017, as compared to the same period of 2016, decreased by $6.1 million. The decrease was primarily as a result of the $35.2 million increase in net merchant cash advances outstanding as a result of the growth of our Shopify Capital product. This decrease was offset by the change in our net loss, which, when adjusted for non-cash charges of $23.4 million of amortization and depreciation, $49.2 million of stock-based compensation expense, an increase of our provision for uncollectible merchant cash advances of $2.6 million, and unrealized foreign exchange gains of $1.6 million had a favorable impact of $33.6 million. The changes in other operating assets and liabilities, excluding the increase in merchant cash advances receivables, resulted in a net source of cash of $12.2 million. The change in the year ended December 31, 2017 was primarily attributable to: an increase of $15.4 million in accounts payable and accrued liabilities due to an increase in payment processing costs, payroll liabilities, and accrued transaction losses; and a $11.0 million increase in deferred revenue due to the growth in sales of our subscription solutions. This was offset by an increase in trade and other receivables of $13.0 million primarily related to trade and unbilled receivables, and an increase of $3.7 million in other current assets driven primarily by an increase in prepaid expenses and deposits.

Cash Flows From Investing Activities

To date, cash flows used in investing activities have primarily related to the purchase and sale of marketable securities, purchases of computer and hosting equipment, leasehold improvements and furniture and fixtures to support our expanding infrastructure and workforce, software development costs eligible for capitalization, and business acquisitions.
Net cash used in investing activities in the year ended December 31, 2017 was $527.2 million, which was driven by net purchases of $487.2 million in marketable securities, and $20.0 million used to purchase property and equipment, which primarily consisted of expenditures on leasehold improvements and equipment to support our expanding merchant base and growing workforce as a result. During the year ended December 31, 2017, we also acquired Oberlo UAB for $15.7 million cash, net of cash acquired.

Net cash used in investing activities in the year ended December 31, 2016 was $269.7 million, reflecting net purchases of $229.3 million in marketable securities. Cash used in investing activities also included $23.8 million used to purchase property and equipment, which primarily consisted of expenditures on leasehold improvements, equipment used in our data centers to support our expanding merchant base and equipment to support our growing workforce, and $14.1 million related to the acquisitions of Kit CRM and Boltmade, net of cash acquired.

Cash Flows From Financing Activities

To date, cash flows from financing activities have related to proceeds from private placements, public offerings, and exercises of stock options.

Net cash provided by financing activities in the year ended December 31, 2017 was $574.8 million driven mainly by the $560.1 million raised by our Q2 2017 public offering, and $14.8 million in proceeds from the issuance of Class A subordinate voting shares and Class B multiple voting shares as a result of stock option exercises. This compares to $228.6 million for the same period in 2016, which was primarily proceeds from a public offering where we issued Class A subordinate voting shares and received net proceeds of $224.4 million.

Contractual Obligations and Contingencies

Our principal commitments consist of obligations under our operating leases for office space. The following table summarizes our contractual obligations as of December 31, 2017:

	Payments Due by Period
	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
	(in thousands)
Bank indebtedness	$—	$—	$—	$—	$—
Operating lease obligations(1)	15,271	53,570	58,513	235,667	363,021
Total contractual obligations	$15,271	$53,570	$58,513	$235,667	$363,021

(1) Consists of payment obligations under our office leases in Canada, the United States, Germany, Lithuania, and China.

Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements, other than operating leases (which have been disclosed under "Contractual Obligations and Contingencies").

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to a variety of risks, including foreign currency exchange fluctuations, changes in interest rates, concentration of credit and inflation. We regularly assess currency, interest rate and inflation risks to minimize any adverse effects on our business as a result of those factors.

Foreign Currency Exchange Risk

While the majority of our revenues are denominated in USD, a significant portion of operating expenses are incurred in Canadian Dollars ("CAD"). As a result, our earnings are adversely affected by an increase in the value of the CAD relative to the USD. Foreign currency forward contracts are used to hedge against the earning effects of such fluctuations.

Non-GAAP Financial Measure

Effect of Foreign Exchange Rates

Converting our revenues, cost of revenues, operating expenses, and loss from operations using the comparative period's monthly average exchange rates would have the following effects:

	Years ended December 31,
	2017			2016
	GAAP Amounts As Reported	Exchange Rate Effect (1)	At Prior Year Monthly Rates (2)	GAAP Amounts As Reported
	(in thousands)
Revenues	$673,304	$(265)	$673,039	$389,330
Cost of revenues	(293,051)	562	(292,489)	(179,835)
Operating expenses	(429,410)	4,540	(424,870)	(246,660)
Loss from operations	$(49,157)	$4,837	$(44,320)	$(37,165)

(1) Represents the increase or decrease in GAAP amounts reported resulting from using the comparative period's monthly average CAD-USD foreign exchange rates.
(2) Represents the outcome that would have resulted had the CAD-USD rates in the reported period been the same as those in effect in the comparable months in 2016 for operating results.

This effect of foreign exchange rates on our consolidated statements of operations disclosure is a supplement to our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP. We have provided the above non-GAAP disclosure as we believe it presents a clearer comparison of our period to period operating results by removing the impact of fluctuations in the CAD to USD exchange rate and to assist investors in understanding our financial and operating performance. Non-GAAP financial measures are not recognized measures for financial statement presentation under U.S. GAAP, do not have standardized meanings, and may not be comparable to similar measures presented by other public companies. Such non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, the corresponding measures calculated in accordance with U.S. GAAP.

Interest Rate Sensitivity

We had cash, cash equivalents and marketable securities totaling $938.0 million as of December 31, 2017. The cash and cash equivalents are held for operations and working capital purposes. Our investments are made for capital preservation purposes. We do not enter into investments for trading or speculative purposes.

Our cash equivalents and our portfolio of marketable securities are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value adversely affected due to a rise in interest rates. Our future investment income may fall short of our expectations due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates. However, because we classify our debt securities as "held to maturity," no gains or losses are recognized due to changes in interest rates unless such securities are sold prior to maturity or declines in fair value are determined to be other than temporary.

Concentration of Credit Risk

The Company’s cash and cash equivalents, marketable securities, trade and other receivables, merchant cash advances receivable, and foreign exchange derivative products subject the Company to concentrations of credit risk. Management mitigates this risk associated with cash and cash equivalents by making deposits and entering into foreign exchange derivative products only with large banks and financial institutions that are considered to be highly credit worthy. Management mitigates the risks associated with marketable securities by adhering to its investment policy, which stipulates minimum rating requirements, maximum investment exposures and maximum maturities. Due to the Company’s diversified merchant base, there is no particular concentration of credit risk related to the Company’s trade and other receivables and merchant cash advances receivable. Trade and other receivables and merchant cash advances receivable are monitored on an ongoing basis to ensure timely collection of amounts. The Company has mitigated some of the risks associated with Shopify Capital by entering into an agreement with a third party to insure merchant cash advances offered by Shopify Capital. There are no receivables from individual merchants accounting for 10% or more of revenues or receivables.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Disclosure Controls and Procedures and Internal Control Over Financial Reporting

All control systems, no matter how well designed, have inherent limitations. Accordingly, even disclosure controls and procedures, and internal controls over financial reporting determined to be effective can only provide reasonable assurance of achieving their control objectives with respect to financial statement preparation and presentation.

Disclosure Controls and Procedures

Management of the Company, under the supervision of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining disclosure controls and procedures (as defined by the United States Securities and Exchange Commission ("SEC") in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") for the Company to ensure that material information relating to the Company, including its consolidated subsidiaries, that is required to be made known to the Chief Executive Officer and Chief Financial Officer by others within the Company and disclosed by the Company in reports filed or submitted by it under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms; and (ii) accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

We, including the Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2017 and have concluded that the Company's disclosure controls and procedures were effective as of December 31, 2017.

Management's Annual Report on Internal Control Over Financial Reporting

Management of the Company, under the supervision of the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over the Company's financial reporting. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with United States generally accepted accounting principles.

We, including the Chief Executive Officer and Chief Financial Officer, have assessed the effectiveness of the Company's internal control over financial reporting in accordance with Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, we, including the Chief Executive Officer and Chief Financial Officer, have determined that the Company's internal control over financial reporting was effective as at December 31, 2017. Additionally, based on our assessment, we determined that there were no material weaknesses in the Company's internal control over financial reporting as at December 31, 2017.

The Company's Chief Executive Officer and Chief Financial Officer have certified the Company's annual report on Form 40-F for the year ended December 31, 2017, as required by Section 302 and Section 906 of the United States Sarbanes-Oxley Act of 2002 ("SOX"). The Company is relying on the statutory exemption contained in section 8.1 of National Instrument 52-109, "Certification of Disclosure in Issuers' Annual and Interim Filings", which allows it to file with the Canadian securities regulatory authorities the certificates required under SOX as soon as practicable after such certificates are filed with or furnished to the SEC.

The effectiveness of the Company's internal control over financial reporting as at December 31, 2017 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report on the audited consolidated financial statements for December 31, 2017.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2017, there were no significant changes in the Company's internal control over financial reporting, or any other factors that could significantly affect such internal control, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP. In the preparation of these consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we re-evaluate these estimates on an ongoing basis. We refer to accounting estimates of this type as critical accounting policies and estimates, which we discuss below.

Revenue Recognition

Our sources of revenue consist of subscription solutions and merchant solutions. Arrangements with merchants do not provide the merchant with the right to take possession of the software supporting our platform at any time and are therefore accounted for as service contracts. Our subscription solutions contracts do not provide for refunds or any other rights of return to merchants in the event of cancellations.

We recognize revenue when all of the following criteria are met:

•	there is persuasive evidence of an arrangement;

•	the services have been or are being provided to the merchant;

•	the amount of fees to be paid by the customer is fixed or determinable; and

•	collection is reasonable assured.

We follow the guidance provided in ASC 605-45, Principal Agent Considerations for determining whether we should recognize revenue based on the gross amount billed to a merchant or the net amount retained. This determination is a matter of judgment that depends on the facts and circumstances of each arrangement. We recognize revenue from Shopify Shipping and the sales of apps on a net basis as it has been determined that we are the agent in the arrangement with merchants. All other revenue is reported on a gross basis, as we have determined we are the principal in the arrangement, in that we are the primary obligor for providing services and assume the risk of any loss or changes in costs.

Software Development Costs

Research and development costs are generally expensed as incurred. These costs primarily consist of personnel and related expenses, contractor and consultant fees, stock-based compensation, and corporate overhead allocations, including depreciation.

The Company capitalizes certain development costs incurred in connection with its internal use software. These capitalized costs are related to the development of its software platform that is hosted by the Company and accessed by its merchants on a subscription basis as well as material internal infrastructure software. Costs incurred in the preliminary stages of development are expensed as incurred. The Company capitalizes all direct and incremental costs incurred during the application development phase, until such time when the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing.

The Company also capitalizes costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional features and functionality. Capitalized costs are recorded as part of intangible assets in the consolidated balance sheets and are amortized on a straight-line basis over their estimated useful lives of two or three years. Maintenance costs are expensed as incurred.

Stock-Based Compensation

The accounting for stock-based awards is based on the fair value of the award measured at the grant date. Accordingly, stock-based compensation cost is recognized in the Consolidated Statements of Operations and Comprehensive Loss as an operating expense over the requisite service period.

The fair value of restricted share units (RSUs) is measured using the fair value of the Company's shares as if the RSUs were vested and issued on the grant date. An estimate of forfeitures is applied when determining compensation expense. All shares issued under the Company's Long Term Incentive Plan (LTIP) are from treasury.

The fair value of stock options is determined using the Black-Scholes option-pricing model, single option approach. An estimate of forfeitures is applied when determining compensation expense. The Company determines the fair value of stock option awards on the date of grant using assumptions regarding expected term, share price volatility over the expected term of the awards, risk-free interest rate, and dividend rate. All shares issued under the Company's Fourth Amended and Restated Stock Option Plan (the "Legacy Option Plan") and the new Stock Option Plan (the "Stock Option Plan") are from treasury.

The following weighted-average assumptions were used to determine the fair value of stock option awards in the periods presented below:

	2017	2016
Expected volatility	56.0%	59.1%
Risk free interest rate	1.85%	1.32%
Dividend yield	Nil	Nil
Average expected life	5.15	5.07

These assumptions are estimated as follows:

•	Fair Value of Common Stock. The Company uses the Volume Weighted Average Price for its common stock as reported on the New York Stock Exchange.

•
Expected Term. The Company determines the expected term based on the average period the stock options are expected to remain outstanding. The Company bases the expected term assumptions on its historical behavior combined with estimates of post-vesting holding period.

•
Expected Volatility. The Company determines the price volatility factor based on a weighted combination of the Company's historical volatility and the historical volatility of publicly traded industry peers. To determine its peer group of companies, the Company considers public companies in the technology industry and selects those that are similar to us in size, stage of life cycle, and financial leverage. The Company intends to continue to consistently apply this methodology using the same or similar public companies until a sufficient amount of historical information regarding the volatility of its own common stock price becomes available, or unless circumstances change such that the identified companies are no longer similar, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.

•
Risk-Free Interest Rate. The Company bases the risk-free interest rate used in the Black-Scholes valuation model on the yield available on U.S. Treasury zero-coupon issues with an equivalent remaining term of the stock options for each stock option group.

•
Expected Dividend. The Company has not paid and does not anticipate paying any cash dividends in the foreseeable future and, therefore, uses an expected dividend yield of zero in the option pricing model.

Accounting Pronouncements Adopted in the Year

In March 2016, the Financial Accounting Standards Board issued ASU No. 2016-09 "Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting", which simplifies the accounting for stock based compensation, including forfeitures and the classification of employee taxes paid on the statement of cash flows. The standard was effective for annual periods beginning after December 15, 2016. This standard did not have a material impact on the Company's consolidated financial statements because under this standard the Company continued to account for forfeitures based on the estimated forfeiture rate and the tax implications are currently not applicable to the Company.

Recently Issued Accounting Pronouncements not yet Adopted

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2014-9 “Revenue from Contracts with Customers.” The new accounting standards update requires an entity to apply a five step model to recognize revenue to depict the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, as well as a cohesive set of disclosure requirements that would result in an entity providing comprehensive information about the nature, timing, and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. In March 2016, the Financial Accounting Standards Board issued ASU No. 2016-08, “Revenue from Contracts with Customers (Topic 606), Principal versus Agent Considerations (Reporting Revenue Gross versus Net)”, updating the implementation guidance on principal versus agent considerations in the new revenue recognition standard. This update clarifies that an entity is a principal if it controls the specified good or service before that good or service is transferred to a customer. The update also includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customer. In May 2016, the FASB issued ASU 2016-12, “Narrow-Scope Improvements and Practical Expedients”, which provides clarification on how to assess collectibility, present sales taxes, treat non-cash consideration, and account for completed and modified contracts at the time of transition. ASU 2016-12 also clarifies that an entity retrospectively applying the guidance in Topic 606 is not required to disclose the effect of the accounting change in the period of adoption. All of these accounting standard updates become effective for reporting periods beginning after December 15, 2017.

The Company is finalizing its assessment of the impact of the adoption of this new revenue standard on the consolidated financial statements and related disclosures. The Company has determined that it will be required to capitalize certain sales commissions and expense these contract costs on a straight-line basis over the expected life of the related customer relationship. The Company will also need to provide expanded disclosures relating to the nature, amount, timing, and uncertainty of revenues and cash flows arising from contracts with customers. The Company is implementing financial reporting system changes and related controls that are necessary to implement the new revenue standard. The Company has transitioned to the standard effective January 1, 2018 using the full retrospective approach.

In February 2016, the Financial Accounting Standards Board issued ASU No. 2016-02, "Leases", which requires a lessee to record a right-of-use asset and a corresponding lease liability, initially measured at the present value of the lease payments, on the balance sheet for all leases with terms longer than 12 months, as well as the disclosure of key information about leasing arrangements. The standard requires recognition in the statement of operations of a single lease cost, calculated so that the cost of the lease is allocated over the lease term, generally on a straight-line basis. This standard also requires classification of all cash payments within operating activities in the statement of cash flows. A modified retrospective transition approach is required for operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The standard is effective for annual periods beginning after December 15, 2018. Early adoption is permitted. The Company believes that this standard will have a material impact on its consolidated balance sheets and continues to assess the impact that adoption of this standard will have on the statement of operations and comprehensive loss.

In January 2017, the Financial Accounting Standards Board issued ASU No. 2017-04, "Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment", which simplifies the subsequent measurement of goodwill and eliminates Step 2 from the goodwill impairment test. The standard is effective for annual periods beginning after December 15, 2019 including interim periods within those periods and should be applied prospectively. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates on or after January 1, 2017.

In August 2017, the Financial Accounting Standards Board issued ASU No. 2017-12, "Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities", which will make more financial and non-financial hedging strategies eligible for hedge accounting while also amending the presentation and disclosure requirements. The standard is effective for fiscal years beginning after December 15, 2018. Early adoption is permitted. The Company does not expect the adoption of this standard to have a material impact on the consolidated financial statements.

Shares Outstanding

Shopify is a publicly traded company listed on the New York Stock Exchange (NYSE: SHOP) and on the Toronto Stock Exchange (TSX: SHOP). As of February 9, 2018 there were 87,291,228 Class A subordinate voting shares issued and outstanding, and 12,821,800 Class B multiple voting shares issued and outstanding.

As of February 9, 2018 there were 4,144,607 options outstanding under the Company’s Fourth Amended and Restated Incentive Stock Option Plan, of which 3,637,864 were vested as of such date. Each such option is or will become exercisable for one Class B multiple voting share. As of February 9, 2018 there were 2,966,329 options outstanding under the Company’s Stock Option Plan, of which 582,422 were vested as of such date. Each such option is or will become exercisable for one Class A subordinate voting share.

As of February 9, 2018 there were 2,494,840 RSUs outstanding under the Company’s Long Term Incentive Plan. Each such RSU will vest as one Class A subordinate voting share.